February 5, 2015

BY EDGAR CORRESPONDENCE AND HAND DELIVERY

Ms. Sandra B. Hunter

Staff Attorney

Office of International Corporate Finance

Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, D.C. 20549-3628

Re:	United Mexican States
Form 18-K for Fiscal Year Ended December 31, 2013
File No. 333-185462
Filed November 5, 2014, as amended November 17, 2014, November 25, 2014, January 12, 2015, January 23, 2015 and February 5, 2015

Dear Ms. Hunter:

By letter dated January 5, 2015, the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) provided comments on Mexico’s Annual Report on Form 18-K for its Fiscal Year ended December 31, 2013, filed on November 5, 2014 (the “2013 Annual Report”).

As requested by the Staff, set forth below are Mexico’s responses to the comments. For your convenience, we have reproduced below the Staff’s comments and have provided Mexico’s response immediately below each comment. Since our receipt of the Staff’s letter, Mexico has filed Amendment No. 3 to the 2013 Annual Report (“Amendment No. 3”) on January 12, 2015 and Amendment No. 5 to the 2013 Annual Report (“Amendment No. 5”) on February 5, 2015, each of which contains disclosure responsive to the Staff’s comments. We make page references in the responses set forth below as indicated to the pages in Amendment No. 3 and Amendment No. 5. In future filings of Mexico’s Annual Report on Form 18-K, Mexico will include disclosure responsive to the comments below, similar to the information included in Amendment No. 3 and Amendment No. 5.

Form 18-K for Fiscal Year Ended December 31, 2013

Exhibit D

1.	To the extent possible, please update all statistics in the Form 18-K to provide the most recent data.

In response to the Staff’s comment, and consistent with past practice, in Amendment No. 3 and Amendment No. 5, we have provided updated statistics for certain key measures of Mexico’s fiscal performance through the filing date. As also consistent with past practice, we will update all statistics in the 2013 Annual Report to provide the most recent available data when Mexico files its Annual Report on Form 18-K for its Fiscal Year ended December 31, 2014 later this year.

Summary, page D-2

2.	We note that you have provided annualized data for the first six months of 2014. Please advise us whether the assumptions for the remainder of 2014 and the results to date support annualizing this information.

In response to the Staff’s comment, we have included a discussion as to why Mexico has historically provided annualized quarterly GDP figures and how such annualized quarterly GDP figures are calculated on page 4 of Amendment No. 3. We also inform the Staff hereby that the assumptions for the remainder of 2014 and the results to date support annualizing this information.

Form of Government, page D-6

3.	We note your disclosure on page D-8 that the total federal electoral votes needed for national parties to maintain registration status in federal elections will be increased to 3%. Please revise to provide the previous percentage of votes needed for national parties to maintain registration status in federal elections.

In response to the Staff’s comment, we have included on page 1 of Amendment No. 3 a discussion relating to recent legal and political reforms that have increased the total federal electoral votes percentage needed for national parties to maintain their registration status in federal elections from 2% of the national vote to 3% of the national vote.

Internal Security, page D-11

4.	Please revise to update this section. To the extent material, please discuss the impact of crime, including homicides, kidnappings and violent crimes, on Mexican electoral politics, Mexican public finance and the Mexican economy, in particular tourism.

In response to the Staff’s comment, we have provided some additional disclosure regarding the impact of crime on the Mexican economy on page 1 of Amendment No. 5. We note that the only available official government source relating to the impact of crime on Mexican electoral politics, Mexican public finance and the Mexican economy is that which is contained in the Encuesta Nacional de Victimización y Percepción sobre Seguridad Pública (National Poll on Victimization and Perception of Public Security), published annually by the Instituto Nacional de Estadística y Geografía (National Institute of Statistics and Geography, or INEGI) and explicitly referenced in Amendment No. 5 and the 2013 Annual Report. We will continue to include updated statistics in future filings relating to the impact of crime on Mexican electoral politics, Mexican public finance and the Mexican economy, as available, when such statistics are published and released by INEGI, consistent with past practice.

The Economy, page D-12

The Role of the Government in the Economy; Privatization, page D-12

5.	In the second paragraph, please discuss the types of entities by industry that continue to be Government-owned or controlled.

In response to the Staff’s comment, we have included examples of the types of entities by industry that continue to be Government-owned or controlled on page 1 of Amendment No. 3, based on their designations as empresas de participación estatal mayoritaria (enterprises that are majority-owned by the Government), organismos decentralizados (decentralized instrumentalities) and fideicomisos públicos (public trusts). There are no official government sources that further differentiate or group the types of entities that continue to be Government-owned or controlled by industry.

6.	We note your disclosure regarding the active telecommunications and natural gas concessions granted from 1995 through September 29, 2014. Please revise to disclose the number of active concessions granted in the telecommunications and natural gas industries in each of the last two years.

In response to the Staff’s comment, we have indicated on page 1 of Amendment No. 5 the number of active concessions granted in the telecommunications and natural gas industries in each of the last two years.

Employment and Labor, page D-30

7.	Please revise to include additional disclosure on the unemployment rate with respect to age and gender. As we note your disclosure that unemployment is particularly widespread in rural areas, please also revise to provide the unemployment rate with respect to segments of the population.

In response to the Staff’s comment, we have provided additional disclosure regarding Mexico’s unemployment rate with respect to age and gender on page 5 of Amendment No. 3. The only available information relating to Mexico’s unemployment rate by segment of the population relates to Mexico’s unemployment rate by state, which we have included on page 6 of Amendment No. 3.

8.	We note your disclosure on page D-59 that the agricultural industry employed approximately 13.7% of the economically active population as of June 30, 2014. Here, or in your Principal Sectors of the Economy discussion beginning on page D-33, please provide employment data for each sector of the economy.

In response to the Staff’s comment, we have provided employment data for each sector of the Mexican economy on page 6 of Amendment No. 3.

Principal Sectors of the Economy, page D-33

Manufacturing, page D-33

9.	We note your Industrial Manufacturing Output chart on page D-34. Please expand your disclosure to explain the underlying reasons for the increase in industrial manufacturing output for the computers and electronic products and transportation equipment sectors.

In response to the Staff’s comment, we have included an explanation for the increase in industrial manufacturing output in these sectors on page 7 of Amendment No. 3.

Petroleum and Petrochemicals, page D-36

10.	We note your disclosure that PEMEX’s total consolidated export sales decreased by 11.0% in 2013 primarily due to a decrease in the volume of crude oil exports and a decrease in prices. In addition, we note your disclosure on page D-80 that petroleum exports decreased by 6.5% in 2013 and by 6.7% for the first six months of 2014. Here or in a separate section, please revise to briefly explain the cause(s) of the decrease in petroleum exports.

In response to the Staff’s comment, we have included an explanation of the primary cause of the decrease in petroleum exports for 2013 and 2014 on page 1 of Amendment No. 5.

Production, page D-44

Commercial Activities, page D-44

11.	We note you indicate in your Crude Oil Exports by Country table on page D-47 that PEMEX’s crude oil export sales to the United States have decreased since 2009 while crude oil export sales to Spain and India have increased. Please revise to explain. In addition, to the extent you believe that these represent material trends, please disclose.

In response to the Staff’s comment, we have included an explanation on page 8 of Amendment No. 3.

Taxes and Duties, page D-49

12.	We note your disclosure that no assurance can be given that PEMEX’s tax regime will not change in the future. Please revise to clarify whether there are any current plans to change PEMEX’s tax regime.

In response to the Staff’s comment, we have included a discussion as to current plans to change PEMEX’s tax regime on pages 9 and 10 of Amendment No. 3.

Agriculture, page D-57

Industry Performance, page D-59

13.	We note your disclosure that the agriculture sector accounted for approximately 3.2% of Mexico’s total GDP in 2013. Please revise to reconcile this percentage with the figures presented in the table on page D-26.

In response to the Staff’s comment, we have revised the agriculture sector figure on page 4 of Amendment No. 3, noting that the agriculture sector accounted for approximately Ps. 409.1 billion, or 3.0%, of Mexico’s total GDP in 2013, based on INEGI’s recent release of revised 2013 GDP figures.

Sugar Industry, page D-60

14.	We note your disclosure that sugar harvesting levels increased in 2013. Please revise your disclosure to briefly explain this increase.

In response to the Staff’s comment, we have included an explanation for the increase in sugar harvesting levels in 2013 on page 11 of Amendment No. 3.

Communications, page D-62

15.	We note your disclosure in this section regarding the number of telephone lines in service per 100 inhabitants. Please revise this section to include disclosure regarding cellular mobile telephone and internet services in Mexico.

In response to the Staff’s comment, we have included disclosure regarding cellular mobile telephone and internet services in Mexico on page 10 of Amendment No. 3.

Electric Power, page D-63

16.	We note your disclosure that while there has been an overall increase in the number of hours of electricity produced since 2009, the number of gigawatt hours of electricity decreased in 2013 as compared to 2012. Please revise to explain this decrease.

In response to the Staff’s comment, we have included an explanation for the decrease in the number of gigawatt hours of electricity produced in 2013 as compared to 2012 on page 11 of Amendment No. 3.

Banking Supervision and Support, page D-69

Commercial Bank Performance, page D-74

17.	We note your disclosure that the past-due loan ratio of commercial banks was 3.1% at December 31, 2013, as compared to 2.3% at December 31, 2012. Please revise your disclosure to explain the increase in this ratio.

In response to the Staff’s comment, we have included an explanation for the increase in the past-due loan ratio of commercial banks from 2012 to 2013 on page 11 of Amendment No. 3.

IMF Credit Lines, page D-90

18.	Please revise to update this section in light of the fact that the IMF renewed a successor two-year arrangement under the Flexible Credit Line on November 26, 2014.

In response to the Staff’s comment, we have included updated disclosure relating to Mexico’s renewal and amendment of its contingent credit line with the IMF on page 15 of Amendment No. 3.

Direct Foreign Investment in Mexico, page D-92

19.	Please revise your disclosure to include a discussion of the reasons for any material increases or decreases in foreign direct investment in 2013 as compared to 2012 and for the first six months of 2014.

In response to the Staff’s comment, we have included an explanation for the decrease in foreign direct investment from 2012 to 2013 and for the first nine months of 2014 (the latest period for which such information is available) on page 2 of Amendment No. 5.

Public Sector Budgetary Expenditures, page D-109

20.	Please expand the discussion of the budget to include more specific categories of expenditures.

In response to the Staff’s comment, we have provided more specific categories of budgetary expenditures on page 16 of Amendment No. 3 based on those categories used in official government sources (e.g. federal government versus public agency expenditures).

Public Debt, page D-113

External Public Debt, page D-115

21.	We note that your Summary of External Public Debt by Type chart on page D-118 appears to show a trend of increasing public debt. We further note you indicate on page D-116 that this increase in 2013 is due, in part, to an increase in net external indebtedness of U.S. $12.8 billion. Please revise to explain the increase in net external indebtedness of U.S. $12.8 billion.

In response to the Staff’s comment, we have included an explanation for the increase in net external indebtedness on page 19 of Amendment No. 3.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at (212) 225-2414.

Sincerely,

/s/ Alejandro Díaz de León Carrillo
Name:	Alejandro Díaz de León Carrillo
Title:	Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit